EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Compugen Reports First Quarter 2017 Results

HOLON, ISRAEL, May 9, 2017 –– Compugen Ltd. (NASDAQ: CGEN), a therapeutic discovery company, today reported financial results for the first quarter ended March 31, 2017.

Anat Cohen-Dayag, Ph.D., CEO and President of Compugen, stated, “During this quarter we saw continuing scientific and therapeutic development advancements as well as business development progress in our four focus program areas:
•	COM701, an antibody drug candidate against PVRIG, a novel immune checkpoint target, with the potential to serve for both mono- and combination cancer immunotherapy;
•	COM902, an antibody drug candidate against TIGIT, with a strong biological rationale to work synergistically with COM701 and as a monotherapy treatment for cancer;
•	Multiple novel myeloid target programs for immuno-oncology aiming to expand the patient population responsive to checkpoint inhibitors; and
•	CGEN-15001, an Fc fusion protein candidate based on a novel immune checkpoint target for autoimmune diseases.”

Dr. Cohen-Dayag continued, “Our on-going discussions with multiple potential partners indicate that these four program areas are aligned with key market needs and possess significant potential value. Furthermore, we believe each represents a unique and different value proposition for various potential partners and we further believe that at least one new industry partnership is achievable by the end of this year.”

Financial Results
R&D expenses for the first quarter of 2017 were $6.7 million, compared with $6.8 million for the comparable period in 2016.

Net loss for the first quarter of 2017 was $8.7 million, or $0.17 per diluted share, compared with a net loss of $8.6 million, or $0.17 per diluted share, in the comparable period of 2016.

As of March 31, 2017, cash, cash related accounts, short-term bank deposits and restricted cash totaled $54.5 million, compared with $61.5 million at December 31, 2016. The Company has no debt.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its first quarter 2017 results today, May 9, 2017, at 10:00 a.m. ET. To access the live conference call by telephone, please dial 1-888-281-1167 from the US, or +972-3-918-0644 internationally. The call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website through June 9, 2017.

(Tables to follow)

About Compugen
Compugen is a leading therapeutic discovery company whose mission is to utilize its broadly applicable predictive discovery infrastructure to discover novel drug targets and develop first-in-class therapeutics. Our current pipeline consists of early and preclinical stage immuno-oncology programs based on novel drug targets discovered internally, primarily immune checkpoint and myeloid protein target candidates. These programs focus on the development of first-in-class cancer immunotherapy drugs with the potential to harness the immune system to provide treatment solutions in areas of unmet medical need in various cancer types and patient populations, both as monotherapy and in combination with other drugs. In addition, our pipeline currently includes a preclinical fusion protein autoimmune product candidate. Compugen’s business model is based on selectively entering into collaborations for its novel target candidates and related drug product candidates at various stages of research and development under revenue-sharing agreements. The Company is headquartered in Israel, with R&D facilities in Israel and South San Francisco. At the US facilities, therapeutic monoclonal antibodies are discovered and developed against the Company’s novel drug target candidates. For additional information, please visit Compugen's corporate website at http://www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Susanna Chau
Director, Investor Relations and Corporate Communications
Compugen
Email: susannac@cgen.com
Tel: +1 (650) 263-7001

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended
	March 31,
	2017	2016
	Unaudited	Unaudited

Revenues	-	93
Cost of revenues	-	81
Gross profit	-	12

Operating expenses
Research and development expenses, net	6,730	6,774
Marketing and business development expenses	326	272
General and administrative expenses	1,727	1,837
Total operating expenses	8,783	8,883

Operating loss	(8,783)	(8,871)
Financing and other income, net	76	270
Net loss	(8,707)	(8,601)

Basic and diluted net loss per ordinary share	(0.17)	(0.17)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	51,131,534	50,626,455

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	March 31,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	54,491	61,527
Other accounts receivable and prepaid expenses	1,361	1,153
Total current assets	55,852	62,680

Non-current assets
Non-current prepaid expenses	97	92
Severance pay fund	2,596	2,402
Property and equipment, net	5,639	5,965
Total non-current assets	8,332	8,459

Total assets	64,184	71,139

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other account payables, accrued expenses and trade payables	5,253	4,740
Total current liabilities	5,253	4,740

Non-current liabilities
Accrued severance pay	3,163	2,880
Total non-current liabilities	3,163	2,880

Total shareholders' equity	55,768	63,519
Total liabilities and shareholders' equity	64,184	71,139